Filed by Air France

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended.

Subject Company: KLM Royal Dutch Airlines

Commission File Number: 001-04059

Date: November 19, 2003

Legal Information

The combination of KLM and Air France will be implemented through an exchange offer made by Air France to all shareholders of KLM common shares. This document is neither an offer to purchase nor a solicitation of an offer to sell shares of KLM. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”). KLM shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the prospectus, the Schedule TO and other documents relating to the offer that will be filed by Air France with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by KLM regarding the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Air France and KLM with the SEC at the SEC’s web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Air France, Investor Relations, 45, rue de Paris, 95747 Roissy CDG Cedex, France. (tel: +33 1 41 56 88 60), or KLM, Amsterdamsweg 55, 1182 GP Amstelveen, The Netherlands. Attention: Investor Relations (tel: +31 20 64 93099). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

Forward-Looking Statements

The information herein contains, and the Air France, KLM and their representatives may make, forward-looking statements either orally or in writing, about Air France, KLM and their businesses. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Air France and KLM and the benefits expected to result from the contemplated transaction, are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France or KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the risk that the conditions relating to the required minimum tender of shares might not be satisfied; failure by Air France and KLM shareholders to approve the planned corporate reorganizations; inability to obtain, or meet the conditions imposed for, regulatory approvals in a timely manner or at all; the risk that the businesses of Air France and KLM will not be integrated successfully and the expected synergies and cost savings will not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Air France and KLM caution that the foregoing list of important factors is not exhaustive. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in KLM’s Securities and Exchange Commission filings, including KLM’s Annual Report on Form 20-F. Air France and KLM undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

THE FOLLOWING IS A PRESENTATION DISSEMINATED BY AIR FRANCE ON NOVEMBER 19, 2003.

2003-04 First Half Results

1 Warning about Forward-Looking Statements This presentation contains, and the Air France, KLM and their representatives may make, forward-looking statements either orally or in writing, about Air France, KLM and their businesses. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Air France and KLM and the benefits expected to result from the contemplated transaction, are based on management’s current expectations and estimates. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France or KLM’scontrol and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the risk that the conditions relating to the required minimum tender of shares mghtnot be satisfied; failure by Air France and KLM shareholders to approve the planned corporate reorganizations; inability to obtain, or meet the conditions imposed for, regulatory approvals in a timely manner or at all; the riskthat the businesses of Air France and KLM will not be integrated successfully and the expected synergies and cost savings will not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Air France and KLM caution that the foregoing list of important factors is not exhaustive. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is containedin KLM’sSecurities and Exchange Commission filings, including KLM’sAnnual Report on Form 20-F.

Legal Disclaimer

Where to Find Additional Information about the Transaction

The proposed combination of KLM and Air France will be implemented through an exchange offer made by Air France to all shareholders of KLM common shares. This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of KLM. Any offer in the United States will only be made through a prospectus, which is part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the "SEC"). KLM shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the prospectus, the Schedule TO and other documents relating to the offer that will be filed by Air France with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by KLM regarding the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Air France and KLM with the SEC at the SEC's web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Air France, Investor Relations, 45, rue de Paris, 95747 Roissy CDG Cedex, France. (tel: +33 1 41 56 88 60), or KLM, Amsterdamsweg 55, 1182 GP Amstelveen, The Netherlands. Attention: Investor Relations (tel: +31 20 64 93099).

YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

This communication does not constitute an offer to buy or the solicitation of an offer to sell any securities.

2

AIR FRANCE

3 Key Factorsin Second Quarter Economic environment still difficult Rising fuel prices Modest recovery in activity after SARS crisis Signature of Letter of Intent for Air France-KLM merger

4 1st quarter 2nd quarter Half-Year Impacted by Crises 132 139 271 -13 87 100 Turnover (in €bn) Operating income before aircraft disposals (in €m) 2003-04 2002-03 -9.2% -1.6% -5.5% 1st half-year 1st quarter 2nd quarter 1st ha f-year 6.55 3.32 3.24 3.18 3.01 6.19

l Ac tivity Pierre-Henri G ourgeon Chief Operating Officer

7 Passenger Activity: Recoveryin 2nd Q uarter… Traffic rev. exc. currency ASK RPK +0.7% +4.4% -3.0% -0.5% +4.5% -5.7% -1.0% +3.1% -5.5% 1st quarter 2nd quarter 1st half-year

…in a Fragile Economic Environment



10%
8%
6%
4%
2%
0%
-2%
-4%
-6%
-8%
-10%
ASK
RPK
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Q4 2002-03
Q1 2003-04
Q2 2003-04
Q3 2003-04

* Adjusted for September 2002 strike effect

8

AIR FRANCE

9 Q4 02-03 Q1 03-04 Q2 03-04 1st half-year * Adjusted for September2002 strike effect Long-haul network -15% -10%-5% 0%5% 10%15% Jan Feb Mar Apr May Jun Jul Aug Sep* Oct RPK ASK RPK ASK Load factor +0.5%-1.1% 79.7% 80.9% 30-Sep-02 30-Sep-03 -1.2 pts Resilience of Long-Haul Network

10 Signs of Recovery on Medium-Haul Network International medium-haul network 20% 15% 10% ASK 5% RPK 0% -5% -10% -15% -20% Jan Feb Mar Apr May Jun Jul Aug Sep* Oct Q4 02-03 Q1 03-04 Q2 03-04 1st half-year +4.8% ASK Load factor 69.8% -2.0 pts 67.8% RPK +1.7% 30-Sep-02 30-Sep-03

11 Strong Performance on Domestic Network 1st half-year Trend in RASK Group domestic network 20% 16% -3.3% 12% ASK 8% 4% Load factor 0% 65.1% +2.7 pts 67.8% -4% RPK +0.8% -8% -12% -16% -20% 30-Sep-02 30-Sep-03 Q1 Q2 Q3 Q4 Q1 Q2 2002-03 2003-04

12 Resilient Net Unit Revenue Group RASK: €cts 7.11 Group RRPK: €cts 9.31 1st half-year 2003-04 Net RASK: -0.5% Gross RASK +0.7% 1.1% Net RRPK Load factor 1.2% effect Network mix effect 4.6% -6.2% Currency effect

13 Sales Performance by Network (exc. Currency) Air France Group 1st half-year 2003-04 RPK REV exc. currency 18.9% 15.7% 13.5% 12.1% 5.5% 0.7% 1.7% 0.8% -0.5% -2.2% -1.0% -5.3% -3.3% -7.9% -19.2% -20.8% North Latin Asia Africa Caribbean Europe France Total America America Middle East Indian Ocean

14 Cargo Activity

1st half-year RATK: €cts 14.75

-1.8% ATK Load factor 64.0% -0.9 pt 63.1% RTK -3.2% 30-Sep-02 30-Sep-03

Gross +3.8% change 6.4% -2.6% Net change Currency effect

15 On-Time Performance for Improved Productivity Global Air France on-time performance (departure) Global Air France on-time performance (arrival) Air France’s target 50% 55% 60% 65% 70% 75% 80% 85% 90% 95% 100% Sept-98 Dec-98 Mar-99 June-99 Sept-99 Dec-99 Mar-00 June-00 Sept-00 Dec-00 Mar-01 June-01 Sept-01 Dec-01 Mar-02 June-02 Sept-02 Dec-02 Mar-03 June-03 Sept-03

16 Financial Results Philippe Calavia Chief Financial Officer

17 Q2 Results in €m 30-Sep-03 30-Sep-02 30-Sep-02 pro forma* published Turnover 3,184 3,236 3,236 Operating expenses 3,084 3,097 3,095 EBITDAR 540 580 525 EBIT** 100 139 141 Net interest charge (22) (21) (21) Other 6 (7) (7) Consolidated pre-tax income 84 111 113 Group net income 48 55 57 * According to new accounting standards (IAS16-SIC23) ** Operating income before aircraft disposals

18 First Half Results in €m 30-Sep-03 30-Sep-02 30-Sep-02 pro forma* published Turnover 6,193 6,551 6,551 Operating expenses 6,106 6,280 6,258 EBITDAR 946 1,165 1,064 EBIT** 87 271 293 Net interest charges (51) (52) (52) Other 49 34 34 Consolidated pre-tax income 85 253 275 Group net income 52 202 216 * According to new accounting standards (IAS16-SIC23) ** Operating income before aircraft disposals

19 2.8%-Reduction in Operating Expenditure pro forma* 1st half-year 2003-04 (in €m) pro forma* EASK +0.4% 1st half-year 2003-04 (in €m) Turnover -5.5% Operating expenses 6,106 -2.8% Staff costs 2,025 +5.0% Fuel costs 657 -3.4% Depreciation & provisions 618 -2.7% Operating leases 239 -11.2% Maintenance 186 -25.6% Selling costs 533 -11.5% including travel agent commissions 269 -10.3% Chartering 193 -6.8% Others 1,655 -3.1% * According to new accounting standards (IAS16-SIC23)

Unit Costs Under Control

1st half-year 2003-04
Group unit costs per EASK: €cts 6.77


Fuel price effect
1.7%
Gross change
-2.1%
4.6%
Currency effect
+0.8%
Net change

20

AIR FRANCE

21QuarterlyUnit CostTrend-2.1%-3.0%-0.8%Trend in gross unit costs perEASK0.8%-0.8%2.2%Trend in unit costs perEASK at constant currency and fuel price 1st quarter 2nd quarter 1st half 1st quarter 2nd quarter 1st half

Operating Income
Before Aircraft Disposals by Sector

In €m
1st half-year



2002-03*
2003-04
234
68
-3
-8
42
34
-2
-7
271
87
Passenger
Cargo
Maintenance
Other**
Total

* Pro forma: according to new accounting standards (IAS16-SIC23)
** excl. aircraft sales

22

AIR FRANCE

Downsizing Investment

In €m
1st half-year



Operating cash flow
Aircraft disposals
Tangible and intangible investments
743
633
141
602
633
Impact of IAS 16 standard: €101 m
532
484
186
346
484
Impact of IAS 16 standard: €92 m
30-Sep-02
pro forma
30-Sep-03

23

AIR FRANCE

24 GearingUnder Cont r ol In €bn 2.772.862.802.90 0 .730.710.680.68Net debtDebt/eq u ityratio31-Mar-0230-Sep-0231-Mar-0 3 30-Sep-03

2.1 Billion Euros in Disposable Cash



In €bn
Cash
Credit facilities
2.1
1.0
1.1
2.0
1.0
1.0
2.1
1.0
1.1
30-Sep-02
31- Mar-03
30-Sep-03

25

AIR FRANCE

StrategyandOutlook Jean-Cyril Spinetta Chairman andCEO

Three Priorities

- Step up cost containment
- Adapt capacity to economic and structural changes
- The Air France-KLM combination

27

AIR FRANCE

28 «Performance 2003» Cost-SavingsPlan in €m 0501001502002503 0 0350Apr 01Sep 01Mar 02Sep 02Mar 03S e p 03Mar 0488 35 186145 23517670 2 80AchievedTarget30120220

..Backed Up by Contingency Measures

- 1st half-year 2003-04: MAC 2003 contingency plan
  - Freeze on hiring
  - Reduction in operating costs

➔ Savings achieved of €60m

- 2nd half-year 2003-04: MAC 2003 contingency plan
  - Extension of freeze on hiring
  - Further reduction in operating costs

➔ Expected savings of €60m

29

AIR FRANCE

30New Three-YearCost-SavingsPlan Starting 1stApril 2004 Extension and reinforcement of measures contained in Performance 2003 cost-savings plan Target: ?6% improvement in unit costs

Three Priorities

- Step up cost containment
- Adapt capacity to economic and structural changes
- The Air France-KLM combination

31

AIR FRANCE

Selective Winter Schedule

- Winter schedule 2003-04: +3.0%
  - Long-haul: +2.2%

• *North America:*	*+2.2%*
• *South America:*	*+16.6%*
• *Asia:*	*+1.2%*
• *Africa:*	*-2.5%*
• *Middle East:*	*-2.4%*
• *Indian Ocean:*	*+8.4%*
• *French Caribbean:*	*- 4.0%*

  - Medium-haul: +3.3%
    - *Continued development in Eastern and Southern Europe*
  - Domestic: +7.4%
    - *Recovery of routes operated by Air Lib in winter 2002*

32

AIR FRANCE

33 New Air France Business Product L’Espace Première First L’Espace Aff a ires Business

New Air France Business Product

- To improve customer satisfaction…
  - Upgrading of products and services…
  - …to retain customer loyalty and boost competitiveness of Air France
- …while improving profitability
  - New balance among different classes (First, Business, Economic) …
  - … leading to densification of long-haul fleet
- Implementation between winter 2003 and summer 2005
  - 50% of long-haul fleet fitted at beginning of 2004 winter season
  - 90% of long-haul fleet fitted at beginning of 2005 summer season

34

AIR FRANCE

European Market Overview

Changing market structures…

- Increased segmentation/specialization of major players
  - Major carriers
  - Low-cost airlines
  - Regional carriers
  - Charter airlines
- Fast-changing customer behaviour and expectations
  - Streamlined, efficient ground service
  - Simplified fare scale
- Restructuring of major airlines under way

…impact profitability of European network

Trend in yield (€ cents)

Group international medium-haul network



20
19
18
17
16
15
14
13
12
11
10
H1 01-02
H1 02-03
H1 03-04

35

Air France Response


Inflight product
Simplified/Standardized
Ground product
Streamlined/Efficient
ASK
Densified aircraft
Pricing
Simple/easy
Segmentation
Sales Distribution
Reduced costs

36

AIR FRANCE

Target: €100m in Annual Savings in Three Years


€100m
€60m
€40m
€40m
Redesigned inflight service
- simplification
- standardization
- densification
2004-05
2006-07

Reduction in distribution costs
- Reduced commissions
- Channelling sales

Improved ground product
- Streamlined
- Fast-track procedures

37

AIR FRANCE

38Outlook for 2003-04 First signs of improvement in October, confirmed in first two weeks of November Advance bookings satisfactory yields (excluding currency) hold up wellTarget maintained for a slightly positive operating income (before aircraft disposals) in 2003-04 fiscal year

Three Priorities

- Step up cost containment
- Adapt capacity to economic and structural changes
- The Air France-KLM combination

39

AIR FRANCE

Annexes

Change in RASK

Group RASK : 7.03 €cts

2nd quarter 2003-04


RASK excl. currency effect: -0.8%
Gross RASK
-5.1%
4.3%
Currency effect
1.1%
Network mix
+0.3%
Net RASK

41

AIR FRANCE

42 Change in Unit Costs Gross c hange Currencyeffect Net c h ange Fuel price effect 3.5% Group unit costperEASK: 6.54 €cts2nd qua r ter 2003-04-3.0%1.3%-0.8%

2003-04

FirstHalf Results